Exhibit 1

Media Relations Jorge Pérez +52 (81) 8888-4334 mr@cemex.com	Investor Relations Eduardo Rendón +52 (81) 8888-4256 ir@cemex.com	Analyst Relations Luis Garza +52 (81) 8888-4136 ir@cemex.com	USA Media Relations Sara Engdahl +1 713-722-1799 sara.engdahl@cemex.com

CEMEX TO EXPAND CAPACITY OF TEXAS CEMENT PLANT

•	Expansion will help meet growing demand for construction and specialty well cements for the oil and gas industry

MONTERREY, MEXICO AND HOUSTON, TEXAS – May 30, 2013 – CEMEX, S.A.B. de C.V. ("CEMEX") (NYSE: CX), announced today that it plans to expand the production capacity at its Odessa, Texas cement plant by 345,000 metric tons to nearly 900,000 metric tons per year in order to keep pace with rapidly growing demand in its West Texas market led mainly by the oil and gas industry.  By leveraging existing assets and producing value-added products, the company expects to achieve strong returns on its investment.

“This expansion reinforces our longstanding history of serving West Texas and the oil and gas industry by providing superior products coupled with superior customer service,” said Karl Watson, Jr., President of CEMEX USA. “We look forward to remaining a top cement provider to the oil and gas industry as well as supporting the region’s growth in infrastructure and residential construction.”

The demand for specialty cement products used in well construction is growing as a result of the use of more efficient extraction technologies, such as horizontal drilling and hydraulic fracturing. Oil wells using this technology typically reach depths of thousands of feet. Specialty well cement is required for the complex application and extreme conditions to which these wells are exposed.

The expansion will utilize state of the art production technology resulting in higher fuel efficiency and improved productivity.  The expansion will also include an improved higher capacity load out system, allowing for a more efficient truck loading process to accommodate the region’s growing demand for cement.

CEMEX is a global building materials company that provides high-quality products and reliable services to customers and communities in more than 50 countries. CEMEX has a rich history of improving the well-being of those it serves through innovative building solutions, efficiency advancements, and efforts to promote a sustainable future.

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This press release contains forward-looking statements and information that are necessarily subject to risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein. CEMEX assumes no obligation to update or correct the information contained in this press release and is not responsible for the content of any third-party website or webpage referenced to or accessible through this press release.